Management’s Discussion and Analysis
(in United States Dollars, unless otherwise stated)

For the three months ended March 31, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED MARCH 31, 2015

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated May 6, 2015, relates to the financial condition and results of the consolidated operations of AuRico Gold Inc. (the “Company”), and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2014, unaudited condensed consolidated interim statements for the three months ended March 31, 2015, and notes thereto. The consolidated financial statements for the years ended December 31, 2014 have been prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”), and the unaudited condensed consolidated financial statements for the three months ended March 31, 2015 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. All results are presented in United States dollars (“US dollar” or “$”), unless otherwise stated.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively.

Statements are subject to the risks and uncertainties identified in the Risks and Uncertainties and Cautionary Note Regarding Forward-Looking Statements sections of this document. U.S. investors are also advised to refer to the section entitled Cautionary Note to U.S. Investors on page 21.

OVERVIEW OF THE BUSINESS

AuRico Gold Inc. is a Canadian gold producer with mines and projects in North America. The Company’s operations include the Young-Davidson mine in Ontario, Canada and the El Chanate mine in Sonora, Mexico. The Company’s project pipeline also includes exploration and development opportunities in Canada and Mexico.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ) and the New York Stock Exchange (NYSE: AUQ). Further information about AuRico Gold Inc. can be found in the Company’s regulatory filings, including the Annual Information Form for the year ended December 31, 2014, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

The Company’s performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements during short periods of time and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During Q1 2015, the London PM Fix price of gold averaged $1,218 per ounce, a 6% decrease from the London PM Fix average of $1,293 during Q1 2014. During Q1 2015, daily London PM Fix prices ranged between $1,147 and $1,296 per ounce.

At the Company’s mine sites, a significant portion of the operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Therefore, fluctuations in these foreign currencies against the US dollar can significantly impact the Company’s costs and cash flow. The Mexican peso and Canadian dollar averaged approximately 14.94 to 1.0 US dollar and 1.24 to 1.0 US dollar, respectively, in Q1 2015, compared to average rates of 13.24 to 1.0 US dollar and 1.10 to 1.0 US dollar, respectively, in Q1 2014.

For additional information on the factors that affect the Company, see the discussion of Risks and Uncertainties on page 18.

3

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

HIGHLIGHTS

(in thousands, except ounces, all-in sustaining costs and cash costs)

	Quarter Ended	Quarter Ended
	March 31	March 31	Change	Change
	2015	2014
Total gold ounces produced	54,027	54,214	(187)	0%
Revenue from mining operations	$65,359	$70,953	$(5,594)	-8%
Loss from operations	$(2,491)	$(16,064)	$13,573	84%
Net loss from operations	$(35,258)	$(28,891)	$(6,367)	-22%
Operating cash flow	$14,032	$24,491	$(10,459)	-43%
Cash costs per gold ounce sold, net of by-product revenues(1)	$696	$870	$(173)	-20%
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)	$1,093	$1,390	$(297)	-21%
(1)	See the Non-GAAP Measures section on page 16.

PROPOSED MERGER WITH ALAMOS

On April 13, 2015, the Company announced that it had entered into a definitive agreement (the “Arrangement Agreement”) with Alamos Gold Inc. (“Alamos”) pursuant to which the Company will combine with Alamos to form a new intermediate gold producer (“MergeCo”). Under the terms of the merger, holders of the Company’s common shares will be entitled to receive 0.5046 of a MergeCo share for each share held and Alamos shareholders will receive 1 MergeCo share and $0.0001 in cash for each share held. Upon completion of the merger, former Alamos and AuRico shareholders will each own, as a group, approximately 50% of MergeCo (to be named Alamos Gold Inc.).

In addition, a new company (“AuRico Metals Inc.”) will be created to hold the Company’s Kemess project, a new 1.5% net smelter return royalty on the Company’s Young-Davidson mine, the Company’s Fosterville and Stawell net smelter return royalties, and $20 million in cash. Upon completion of the merger, MergeCo will own a 4.9% equity interest in AuRico Metals Inc., and the remaining shares will be distributed 50% each to former Alamos and AuRico shareholders, as a group.

The merger is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions, and, if approved, is expected to close mid-year 2015.

Should the merger not be completed, termination fees of $28.4 million may be payable by the Company or $37.5 million may be payable to the Company in certain circumstances.

In connection with the merger with Alamos, Alamos subscribed for approximately 27.9 million common shares of the Company on a private placement basis, representing 9.9% of the Company’s outstanding common shares, after giving effect to the private placement. The common shares were issued at a price of $2.99 per share, equal to the closing price on the New York Stock Exchange on April 10, 2015. The gross proceeds of $83.3 million were received on April 20, 2015.

See also “Risks and Uncertainties” on page 18.

OTHER RECENT DEVELOPMENTS

-	On May 6, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders of record on May 19, 2015.

-	In March 2015, the Company completed a flow-through financing for gross proceeds of $15.3 million ($19.5 million CAD). As a result, the Company issued 3,292,922 common shares.

-

On February 19, 2015, the Company reported proven and probable reserves of 6.3 million gold ounces as at December 31, 2014, a 0.2 million ounce decrease from the 6.5 million gold ounces reported for December 31, 2013. The decrease is due to mining depletion at all operating mines and a reduction in overall slope angles at El Chanate, partially offset by an increase in underground ounces at Young-Davidson.

-	On February 19, 2015, the Company’s Board of Directors approved a dividend of $0.023 per share, payable to shareholders of record on March 2, 2015.

-

On January 21, 2015, the Company announced an initial National Instrument 43-101 compliant indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces at the Kemess East deposit, located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility. The Kemess Property is located in north-central British Columbia, Canada, approximately 430 kilometres northwest of Prince George.

4

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

-

On January 14, 2015, the Company finalized the agreement to terminate the deferred cash payment arrangement (“retained interest royalty”) with Crocodile Gold Corporation. As consideration, the Company received $16.7 million ($20.0 million CAD) in cash and net smelter royalties on future production from the Fosterville and Stawell mines of 2% and 1%, respectively.

OUTLOOK AND STRATEGY

AuRico Gold Inc. is committed to being a leading low cost gold producer focused on growth in North America. The Company’s mission is to deliver superior shareholder value by building a culture of excellence in every aspect of what we do, through organic growth, exploration, accretive industry consolidation, and commitment to socially responsible practices within the communities in which we work. The Company will continue to optimize its operations to deliver reliable, consistent and sustainable performance over the life of its mining operations. The Company’s focus is on the production of high margin ounces combined with a disciplined approach to cost containment and capital spending along with a commitment to shareholder value creation.

The operational outlook below concerns the Company’s current operations. If the merger with Alamos (See “Proposed Merger with Alamos” on page 4) is completed, the outlook of MergeCo may differ from that disclosed below. For the Young-Davidson and El Chanate mines, the production and capital expenditure outlook is not anticipated to be significantly impacted by the proposed merger. As discussed on page 16, the Kemess project along with a 1.5% net smelter return royalty on Young-Davidson and the Company’s Fosterville and Stawell net smelter return royalties will be transferred into a new company, AuRico Metals Inc. As a result, the Kemess expenditures discussed below would not be included in the outlook for MergeCo. In addition, cost estimates at Young-Davidson would need to be revised to reflect the new 1.5% net smelter return royalty.

In 2015, the Company continues to advance underground development at Young-Davidson to optimize the exploitation of ore reserves, which is expected to position the mine for sustainable, period-over-period, productivity increases in 2015 and beyond. During 2014, accelerated capital investment initiatives supported higher than expected productivity throughout the underground operation and resulted in Young-Davidson exceeding the year-end target of 4,000 tonnes per day (“TPD”). With productivity remaining ahead of schedule, the operation is well positioned to achieve the 2015 year-end target of 6,000 TPD and an ultimate productivity level of 8,000 TPD at the end of 2016. During 2015, Young-Davidson is anticipated to produce between 160,000 and 180,000 ounces, a 2% to 15% increase over 2014 production. Capital expenditures are expected to decrease by up to 37% in 2015, and will continue to focus on advancing underground development.

As of March 31, 2015, approximately 2.2 million tonnes of open pit ore, at an average grade of 0.75 grams per tonne, was stockpiled ahead of the Young-Davidson mill facility for future processing. Mill feed from the underground mine continues to be supplemented by the stockpiled ore while underground mining levels ramp up to mill capacity.

Production from the El Chanate mine is expected to be between 65,000 and 75,000 ounces in 2015, consistent with production in 2014. Capital expenditures are anticipated to decrease by up to 33% in 2015, reflecting reduced year-over-year open pit stripping requirements.

During 2015, the Company expects to produce 225,000 to 255,000 ounces of gold on a consolidated basis at all-in sustaining costs of approximately $1,000 to $1,100 per gold ounce, representing up to a 14% increase over 2014 production at largely consistent all-in sustaining costs. Mine site capital expenditures for 2015 are forecasted to be approximately $102.5 million to $115.0 million, a decline of up to 36% from 2014. Consolidated operating cash flows are expected to improve in 2015, mainly driven by forecasted margin improvements at Young-Davidson due to the ramp up of the underground mine and a weak Canadian dollar.

The Company expects to spend approximately $12.0 million to $23.0 million on exploration during 2015. The exploration program will focus on upgrading and increasing mineral resources at the Company’s Kemess and Lynn Lake projects, in addition to the Company’s existing operations.

During Q1 2015, the London PM Fix price of gold averaged $1,218 per ounce, a 6% decrease from the London PM Fix average of $1,293 during Q1 2014. At current gold prices, operating cash flow from the Company’s operating mines is forecasted to be sufficient to fund all capital expenditures and mine site exploration. The Company has the ability to fund any shortfall with cash on hand, the $83.3 million in cash received from the private placement completed in April 2015, and also has the full capacity available under its $150.0 million credit facility.

On February 19, 2015, the Company provided 2015 guidance for the El Chanate and Young-Davidson mines. The press release is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.auricogold.com.

5

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON

The Company owns the Young-Davidson mine, located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 4,733 hectares and is situated on the site of two past producing mines that produced one million ounces during the 1930s – 1950s. The Young-Davidson open pit mine achieved commercial production on September 1, 2012, upon the completion of construction activities associated with surface infrastructure and the processing plant, and upon achieving sustained targeted daily tonnage rates in both the open pit and mill. On October 31, 2013, the Company declared commercial production at the Young-Davidson underground mine following the commissioning of the shaft hoisting system.

YOUNG-DAVIDSON OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Underground Operations
Tonnes of ore mined	371,689	234,986
Average grade of gold(1)	2.96	2.81
Metres developed	3,409	3,772
Open Pit Operations
Total tonnes mined	-	2,380,044
Tonnes of ore mined	-	837,045
Average grade of gold(1)	-	1.02
Tonnes stockpiled ahead of the mill	2,215,322	3,161,374
Average grade of gold(1)	0.75	0.82
Mill Operations
Tonnes of ore processed	646,749	644,690
Average grade of gold(1)	1.99	1.79
Average gold recovery rate	86%	87%
Total gold ounces produced	38,098	35,104
Total gold ounces sold	36,952	36,242
(1)	Grams per tonne.

During Q1 2015, the Company mined 371,689 ore tonnes, or 4,130 TPD, at a grade of 2.96 gold grams per tonne. Mining rates increased significantly from the 2,611 TPD realized during Q1 2014 due to planned productivity improvements, namely an increase in personnel and equipment, and increased development. Further productivity improvements in the current year are anticipated to position the Company to achieve targets of 6,000 TPD by the end of 2015 and 8,000 TPD by the end of 2016.

The Young-Davidson open pit mine ceased operations in early June 2014 when it reached the end of its planned life. During the first quarter of 2014, the Company mined 837,045 ore tonnes in the open pit at a grade of 1.02 gold grams per tonne. At the end of Q1 2015, the Company had 2,215,322 tonnes of low grade open pit ore stockpiled ahead of the mill at an average grade of 0.75 gold grams per tonne. Mill feed from the underground mine continues to be supplemented by the stockpiled open pit ore while underground mining levels ramp up to mill capacity.

During Q1 2015, the Company processed 646,749 tonnes, or 7,186 TPD, at the Young-Davidson mill facility, consistent with the 7,163 TPD processed in Q1 2014. Total tonnes processed declined from the 7,757 TPD processed in Q4 2014 due to 9 days of scheduled downtime for a full mill facility reline and other ancillary work. The increased processed grade of 1.99 grams per tonne, compared to 1.79 in Q1 2014 was due to the greater contribution of underground ore.

Young-Davidson produced 38,098 gold ounces during Q1 2015 compared to 35,104 ounces produced in Q1 2014. This increase in production was due to the higher mill grade previously noted.

6

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

YOUNG-DAVIDSON FINANCIAL REVIEW

(in thousands, except cash costs)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Revenue from mining operations	$45,182	$47,016
Production costs	$27,710	$36,674
Refining costs	$46	$33
Amortization and depletion	$17,374	$23,972
Loss from operations	$(12)	$(13,663)
Cash flow from operations	$22,180	$12,135
Capital expenditures	$(23,838)	$(45,364)
Net free cash flow(1)	$(1,658)	$(33,229)
Cash costs per gold ounce sold, net of by-product revenues(1)(2)	$745	$1,009
(1)	See the Non-GAAP Measures section on page 16.
(2)	Cash costs per gold ounce are calculated based on ounces sold.

During Q1 2015, Young-Davidson recognized revenue of $45.2 million and a loss from operations of $0.01 million compared to revenue of $47.0 million and a loss from operations of $13.7 million in Q1 2014. Revenue decreased in Q1 2015 as a result of lower realized gold prices, partially offset by slightly higher gold ounces sold.

Q1 2015 production costs were $27.7 million compared to $36.7 million in the first quarter of 2014. In addition, Q1 2015 cash costs per gold ounce, net of by-product revenues, were $745, representing a 26% decrease from the same period in 2014. The decreased cost per ounce was due primarily to the increase in the underground contribution to overall site production, and the favourable weakening of the Canadian dollar in the current quarter as compared to the prior year.

The decrease in the loss from operations in the three months ended March 31, 2015, as compared to Q1 2014, resulted from the lower production costs previously noted and a decline in amortization and depletion expense. Amortization and depletion expense was higher in Q1 2014 due to depletion of stripping costs previously capitalized as the open pit approached the end of its mine life.

The Company reported a $10.1 million quarter-over-quarter increase in operating cash flow driven by a decline in operating costs per ounce and favourable changes in net working capital. During Q1 2015, capital expenditures of $23.8 million at Young-Davidson exceeded operating cash flows of $22.2 million resulting in negative net free cash flow of $1.7 million. Capital expenditures in Q1 2015 included $6.4 million in site infrastructure, $14.9 million in underground development, $0.5 in exploration costs, and $2.0 million in capitalized borrowing costs.

7

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE

The Company owns the El Chanate mine, located 37 kilometres northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate consists of an open pit mine with heap leach processing facilities.

EL CHANATE OPERATIONAL REVIEW

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Open Pit Operations
Total tonnes mined	7,985,211	8,586,200
Tonnes of ore mined	1,857,653	2,314,206
Capitalized stripping tonnes	4,499,952	3,873,054
Average grade of gold(1)	0.66	0.46
Crushing and Heap Leach Operations
Tonnes of ore crushed and placed on the heap leach pad	1,567,044	1,773,419
Average grade of gold processed(1)	0.72	0.55
Tonnes of low grade ore placed on the heap leach pad	246,332	570,744
Average grade of gold processed(1)	0.20	0.19
Total tonnes of ore processed	1,813,376	2,344,163
Average grade of gold processed(1)	0.65	0.46
Gold ounces produced	15,929	19,110
Gold ounces sold	16,143	17,828
(1)	Grams per tonne.

During Q1 2015, the Company mined 7,985,211 tonnes at the El Chanate open pit, including 1,857,653 ore tonnes, at an average grade of 0.66 gold grams per tonne. Ore tonnes mined were 20% less than Q1 2014 due to additional waste removal required early in the quarter to access the ore body on the north side of the pit, which should result in an increase in ore tonnes mined for the remainder of 2015. The increase in average grades during Q1 2015 as compared to the prior year was due to mine sequencing.

Capitalized stripping activities totaled 4,499,952 tonnes mined during Q1 2015 compared to 3,873,054 tonnes mined during Q1 2014. The increase during Q1 2015 was due to work completed to access ore on the north side of the pit. Stripping activities at El Chanate represented a capital investment of $6.8 million during the first quarter of 2015, compared to an investment of $6.1 million in Q1 2014. Capital stripping activities are expected to decrease in the second half of 2015.

The Company crushed and placed 1,567,044 tonnes of open pit ore on the heap leach pad in Q1 2015, at an average rate of 17,412 TPD, compared to the average rate during Q1 2014 of 19,705 TPD. During Q1 2015, the Company also placed 246,332 tonnes of low grade run-of-mine material on the heap leach pad. Total tonnes processed in Q1 2015 of 1,813,376 tonnes, or 20,149 TPD, were lower than total tonnes processed in Q1 2014 of 2,344,163, due to a decrease in ore tonnes mined as discussed above.

The grade of ore crushed and placed averaged 0.72 gold grams per tonne during Q1 2015 as compared to an average grade of 0.55 gold grams per tonne in Q1 2014. The variances in grades in the current year versus prior year were largely due to the effects of mine sequencing. During Q1 2015, the grade of all material processed, including run-of-mine material, averaged 0.65 grams per tonne placed as compared to 0.46 grams per tonne placed in Q1 2014.

During the quarter, El Chanate produced 15,929 gold ounces compared to production of 19,110 gold ounces in the same period of the prior year. The decrease period-over-period is primarily a result of the decrease in ore tonnes mined in Q1 2015 and Q4 2014 as compared to ore tonnes mined in Q1 2014 and Q4 2013.

8

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EL CHANATE FINANCIAL REVIEW

(in thousands, except cash costs)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Revenue from mining operations	$20,177	$23,937
Production costs	$10,002	$11,219
Refining costs	$144	$107
Amortization and depletion	$4,157	$4,485
Earnings from operations	$5,648	$7,822
Cash flow from operations	$6,395	$3,900
Capital expenditures	$(7,210)	$(8,257)
Net free cash flow(1)	$(815)	$(4,357)
Cash costs per gold ounce sold, net of by-product revenues(1)	$585	$586
(1)	See the Non-GAAP Measures section on page 16.

The Company recognized revenue at El Chanate of $20.2 million during Q1 2015, compared to revenue of $23.9 million in Q1 2014. This quarter-over-quarter decrease in revenue was due to a decline in ounces sold in 2015 and a lower average realized gold price.

The Company recognized earnings from operations at El Chanate of $5.6 million during Q1 2015, compared to earnings from operations of $7.8 million in Q1 2014. The decrease in earnings was primarily related to the decrease in revenues, as discussed above.

Cash costs per gold ounce, net of by-product revenues, were $585 in the first quarter of 2015, consistent with Q1 2014, as the positive impact of the higher grade mined in Q1 2015 on the average cost of ore inventories was offset by a decrease in silver recoveries recognized due to lower silver prices.

The Company reported a $2.5 million quarter over quarter increase in operating cash flow driven primarily by favourable changes in net working capital. During Q1 2015, capital expenditures of $7.2 million at El Chanate exceeded operating cash flows of $6.4 million, resulting in negative net free cash flow of $0.8 million. Capital expenditures in Q1 2015 included $6.8 million in capitalized stripping activities, $0.2 million in other sustaining capital and optimization initiatives, and $0.2 million in exploration expenditures.

EXPLORATION REVIEW

On February 19, 2015, the Company reported updated reserves and resources as at December 31, 2014. Further details on the updated reserves and resources by category can be found in the Company’s Annual Information Form, which can be found on the Company’s website at www.auricogold.com.

KEMESS

On January 21, 2015, the Company announced an initial National Instrument 43-101 compliant indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces at the Kemess East deposit. Further details can be found in the Company’s January 21, 2015 and February 19, 2015 press releases, or in the Company’s Annual Information Form, all of which can be found on the Company’s website at www.auricogold.com.

EL CHANATE

During Q1 2015, geological field work continued on the El Chanate extension. This work was conducted in connection with the Company’s option to earn a 70% interest in claims along the Chanate Fault to the northwest of the mine.

LYNN LAKE

During Q1 2015, the Company concluded an Exploration Agreement with the Marcel Colomb First Nation, initiated drilling with three drill rigs at the Farley Lake site, awarded the contracts for baseline environmental and geotechnical studies, held open houses with stakeholders in Lynn Lake and Winnipeg and provided a status update to key regulators within the Manitoba government.

9

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARIZED FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Gold ounces produced	54,027	54,214
Gold ounces sold	53,095	54,070
Average realized gold price per ounce	$1,216	$1,297
Cash costs per gold ounce sold, net of by-product revenues(1)	$696	$870
All-in sustaining costs per gold ounce sold, net of by-product revenues(1)(2)	$1,093	$1,390
Revenue from mining operations	$65,359	$70,953
Production costs(2)	$37,712	$47,893
Loss from operations	$(2,491)	$(16,064)
Net loss	$(35,258)	$(28,891)
Net loss per share, basic	$(0.14)	$(0.12)
Net loss per share, diluted	$(0.14)	$(0.12)
Earnings before interest, taxes, depreciation, and amortization(1)	$21,186	$(1,899)
Operating cash flow	$14,032	$24,491
Net free cash flow(1)	$(21,139)	$(31,121)
Total cash	$91,084	$165,310
Cash dividends per share, declared	$0.023	$-
(1)	See the Non-GAAP Measures section on page 16.
(2)	Production costs do not include amortization and depletion or refining costs.

REVIEW OF FIRST QUARTER FINANCIAL RESULTS

During the first quarter of 2015, the Company sold 53,095 gold ounces at the El Chanate and Young-Davidson mines, a 2% decrease over 54,070 gold ounces sold in Q1 2014. Revenue decreased from $71.0 million in Q1 2014 to $65.4 million in the first quarter of 2015. This $5.6 million decrease in revenue was due to lower realized gold prices during Q1 2015 as compared to Q1 2014.

Q1 2015 cash costs per gold ounce, net of by-product revenues, were $696, a 20% decrease from Q1 2014. This quarter-over-quarter improvement was primarily due to the higher underground contribution to overall site production at Young-Davidson and a weaker Canadian dollar as compared to the prior year.

The Company recognized a loss from operations of $2.5 million in the first quarter of 2015, compared to a loss from operations of $16.1 million in the same period of 2014. The decline in loss from operations in Q1 2015 was due to decreased production costs, as noted above, decreased amortization and depletion expense, and a decrease in general and administrative expenses. Amortization and depletion expense declined due to a higher depletion expense recognized from the Young-Davidson open pit mine in Q1 2014, as the mine approached the end of its life. General and administrative expenses declined due to lower salaries and benefits, professional fees, lower stock-based compensation expense and due to the costs associated with a corporate restructuring in Q1 2014. These decreases noted above were partially offset by the decline in revenue.

The Company reported a net loss of $35.3 million in the first quarter of 2015, compared to a net loss of $28.9 million in Q1 2014. Net losses increased in the current quarter primarily due to a $32.4 million increase in income tax expense, a $3.8 million increase in financing costs due to interest incurred on the senior secured notes issued in late March 2014, and a $2.2 million increase in foreign exchange losses quarter-over-quarter, primarily due to a weaker Canadian dollar as compared to the prior quarter. Offsetting the increase in net loss was an $18.5 million increase in other income in Q1 2015. The increase in other income was largely due to the recognition of a $5.2 million gain on the termination of the retained interest royalty and a $3.7 million fair value gain on the prepayment option embedded derivative in Q1 2015, as compared to a $15.6 million loss on the modification of convertible senior notes in Q1 2014.

In the first quarter of 2015, all-in sustaining costs per gold ounce, net of by-product revenues, decreased by 21% to $1,093, as compared to all-in sustaining costs per gold ounce, net of by-product revenues, of $1,390 in Q1 2014. This decrease was primarily due to decreased cash costs at Young-Davidson and a decline in general and administrative expenses, as noted above.

10

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company reported EBITDA of $21.2 million in Q1 2015, compared to EBITDA of negative $1.9 million in Q1 2014. This quarter-over-quarter increase in EBITDA was primarily due to lower production costs and general and administrative expenses recorded in Q1 2015, as discussed previously. These items were partially offset by a $5.6 million quarter-over-quarter decrease in revenue largely due to lower realized gold prices in Q1 2015.

The Company reported operating cash flow of $14.0 million during the first quarter, a decrease of $10.5 million over operating cash flow of $24.5 million in Q1 2014. The decline in operating cash flow was primarily due to interest payments on the Company’s senior secured notes in Q1 2015, and the collection of $21.7 million in income tax receivables in Q1 2014. These items were partially offset by an increase in operating cash flow contributed from both Young-Davidson and El Chanate in Q1 2015, driven primarily from a decline in production costs. After deducting capital expenditures of $35.2 million, the Company’s Q1 2015 net free cash flow was negative $21.1 million.

CONSOLIDATED EXPENSES

(in thousands)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Reclamation, care and maintenance costs	$32	$935
General and administrative(1)	$4,750	$9,256
Exploration and business development	$406	$200
Impairment charges	$3,175	$-
Finance costs	$5,816	$2,017
Foreign exchange loss(2)	$5,046	$2,854
Other (income) / loss	$(6,973)	$11,482
Equity in loss of associate and jointly-controlled entity	$145	$92
(1)	General and administrative expense includes share-based compensation expense.
(2)

Foreign exchange losses in 2014 have been restated as a result of the retrospective application of a voluntary change in accounting policy related to the presentation of foreign exchange gains and losses on deferred tax assets and liabilities. For further details, refer to note 3 of the condensed consolidated financial statements for the three months ended March 31, 2015.

Reclamation, care and maintenance costs in Q1 2015 and Q1 2014 were comprised of site overhead and other costs relating to activities at Kemess South, a mine on care and maintenance. These costs decreased quarter over quarter as foreign exchange gains of $1.3 million related to the remeasurement of the reclamation provision, which are netted against reclamation, care and maintenance costs, were recorded in Q1 2015, compared to foreign exchange gains of $0.6 million recorded in Q1 2014. Facilities at the Kemess site are being kept on care and maintenance pending a production decision on the Kemess Underground Project.

General and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are generally incurred at the corporate offices located in Canada, but also include share-based compensation costs for key employees at all locations. Share-based compensation costs for Q1 2015 were $1.3 million, compared to $2.4 million in Q1 2014. Overall, general and administrative costs for Q1 2015 decreased by $4.5 million over Q1 2014 due to lower salaries and benefits, professional fees, lower stock-based compensation expense, and additional costs incurred in Q1 2014 related to a corporate restructuring.

Exploration and business development costs in Q1 2015 were higher compared to Q1 2014 due to increased professional fees incurred during the current quarter relating to business development.

The Company recognized a $3.2 million impairment charge on exploration properties in Mexico in Q1 2015.

Finance costs increased by $3.8 million in Q1 2015 as compared to Q1 2014 primarily as a result of additional interest incurred by the Company on the senior secured notes issued in March 2014, and lower capitalized interest due to fewer ongoing capital projects in Q1 2015.

During Q1 2015, foreign exchange losses increased by $2.2 million compared to Q1 2014, primarily as a result of a weakening in the Canadian dollar and Mexican peso during the year. The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar, and both the Canadian dollar and Mexican peso.

During Q1 2015, the Company recorded other income of $7.0 million compared to other losses of $11.5 million in Q1 2014. Other income in Q1 2015 is primarily comprised of a $5.2 million gain on termination of the retained interest royalty and a $3.7 million fair value adjustment on the prepayment option embedded derivative, partially offset by realized and unrealized losses of $2.9 million on derivative assets and liabilities. Other losses in Q1 2014 are primarily comprised of a $15.6 million loss on the modification of convertible senior notes and a $2.7 million reclassification of accumulated losses on available-for-sale investments from other comprehensive income to earnings. These amounts were partially offset by $5.8 million in unrealized and realized gains on investments.

11

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

During Q1 2015, the Company recognized its share of losses relating to the Company’s investment in Carlisle Goldfields and the Orion exploration project, which are accounted for as an associate and jointly-controlled entity, respectively, using the equity method.

CONSOLIDATED INCOME TAX EXPENSE

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

During Q1 2015, the Company recognized a current tax expense of $0.4 million and a deferred tax expense of $28.3 million, compared to a current tax expense of $0.2 million and a deferred tax recovery of $3.8 million in Q1 2014. The Q1 2015 deferred tax expense was driven by the weakening of the Canadian dollar relative to the US dollar, which caused an increase in taxable temporary differences. This expense was partially offset by foreign exchange gains on the translation of Canadian dollar and Mexican peso deferred income tax liabilities, which are recognized in deferred tax expense.

FINANCIAL CONDITION

(in thousands)

	As at	As at
	March 31	December 31
	2015	2014

Current assets	$186,821	$183,954	Current assets increased during 2015, primarily due to a $2.0 million increase in cash and a $2.0 million increase in inventories.

Long-term assets	2,098,160	2,097,872	Long-term assets were consistent with December 31, 2014 balances. Changes in long-term assets during Q1 2015 primarily include $12.0 million and $3.1 million decreases in intangible assets and other long term assets, respectively. Intangible assets decreased primarily due to the termination of the retained interest royalty in Q1 2015. These decreases were offset by capital expenditures incurred in Q1 2015.

Total assets	$2,284,981	$2,281,826

Current liabilities	$57,442	$52,121	Current liabilities increased primarily due to an increase in the current portion of the obligation to renounce flow- through exploration expenditures resulting from the Q1 2015 flow-through share financing.

Long-term financial liabilities	306,220	308,064	Long-term financial liabilities were consistent with December 31, 2014 balances.

Other long-term liabilities	318,577	290,431	Other long-term liabilities increased due to an increase in deferred income tax liabilities at March 31, 2015.

Total liabilities	$682,239	$650,616
Shareholders’ equity	$1,602,742	$1,631,210	Shareholders' equity decreased primarily as a result of the net loss recognized in Q1 2015, partially offset by shares issued as part of the Q1 2015 flow-through financing share issuance.

12

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates. The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects, and other factors deemed relevant by the Board. Refer to the Outlook and Strategy section on page 5 for near term factors that could influence the Company’s cash balance. Future commitments that could impact the Company’s liquidity are disclosed in the Contractual Obligations section on page 14. Management believes that the working capital at March 31, 2015, together with future cash flows from operations and the available credit facility, is sufficient to support the Company’s planned and foreseeable commitments, and dividends, if declared.

CASH FLOW

(in thousands)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Cash flow from operating activities	$14,032	$24,491
Cash flow used in investing activities	(18,446)	(215,382)
Cash flow from financing activities	8,775	214,335
Effect of foreign exchange rates on cash	(2,308)	(786)
Increase in cash and cash equivalents	2,053	22,658
Total cash and cash equivalents, beginning of period	89,031	142,652
Total cash and cash equivalents, end of period	$91,084	$165,310

In Q1 2015, operating activities contributed cash flows of $14.0 million, as compared to Q1 2014 when operating activities contributed cash of $24.5 million. Operating cash flow decreased in Q1 2015 from the same period in the prior year primarily as a result of interest payments made on the Company’s senior secured notes in Q1 2015 and due to the collection of $21.7 million in income taxes receivable in Q1 2014. This was partially offset by increased operating cash flow contributed from both Young-Davidson and El Chanate in Q1 2015, driven primarily from a decline in production costs.

In Q1 2015, investing activities used cash of $18.4 million compared to $215.4 million used in Q1 2014. The decline in cash used in Q1 2015 versus the same period of the prior year is primarily due to a $173.8 million increase in restricted cash at March 31, 2014 due to increased requirements surrounding the Company’s outstanding offer to redeem all outstanding convertible senior notes. In addition, capital expenditures declined from $55.6 million in Q1 2014 to $35.2 million in the current year quarter. The decline is primarily due to construction and commissioning costs associated with the paste-backfill plant at Young-Davidson in Q1 2014.

In Q1 2015, the Company raised $8.8 million from financing activities, which included $15.3 million in proceeds from the issuance of flow through shares partially offset by debt and dividend payments. In Q1 2014, cash flow contributed by financing activities included $304.1 million in proceeds from the senior secured notes offering, offset by $8.7 million in dividend payments and $76.4 million in repayments of long term debt and equipment financing leases, which included a $75.0 million repayment on the outstanding credit facility.

FLOW-THROUGH SHARES

During Q1 2015, the Company completed flow-through financings for gross proceeds of $15.3 million (CAD $19.5 million). As a result, the Company issued 3,292,922 common shares. All proceeds will be used to fund exploration expenditures at the Company’s Kemess and Lynn Lake properties. Pursuant to the terms of the flow-through share subscription agreement, the Company is required to incur and renounce these expenditures to subscribers by December 31, 2016.

SENIOR SECURED NOTES

On March 27, 2014, the Company completed an offering of $315.0 million senior secured notes (the “secured notes”), secured against the assets of the Company. Proceeds from this offering were used to repay $166.4 million of the Company’s outstanding convertible senior notes, to repay $75.0 million drawn under the Company’s credit facility and for general corporate purposes. These secured notes were sold at 96.524% of par, resulting in total proceeds of $304.1 million. The secured notes pay interest in semi-annual installments on April 1 and October 1 of each year, commencing on October 1, 2014, at a rate of 7.75% per annum, and mature on April 1, 2020. No principal payments are due until the maturity date. These notes contain transaction-based restrictive covenants that limit the Company’s ability to incur additional indebtedness in certain circumstances. There are no covenants that are based on the Company’s historical financial performance.

13

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The senior secured notes indenture grants the Company the option to prepay the notes prior to the maturity of the instruments, and specifies a premium during each applicable time period. These prepayment options have been accounted for as embedded derivatives, and are outlined below:

-	Subsequent to April 1, 2017, the secured notes may be repurchased at 103.875% of par value
-	Subsequent to April 1, 2018, the secured notes may be repurchased at 101.938% of par value
-	Subsequent to April 1, 2019, the secured notes may be repurchased at 100% of par value

The fair value of the prepayment option embedded derivative was $10.5 million at March 31, 2015, and was offset against the carrying amount of the secured notes.

CREDIT FACILITY

The Company has access to a $150.0 million revolving credit facility, which carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the net leverage ratio of the Company, and matures on April 25, 2016. No principal payments are due until the maturity date, which may be extended upon mutual agreement by all parties. The Company had no amounts drawn under this revolving facility at March 31, 2015. The Company was in compliance with all loan covenants at March 31, 2015.

CONVERTIBLE DEBT

At March 31, 2015, the Company had $0.6 million in convertible senior notes which pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of the Company’s shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible note is equal to or less than 97% of the product of the closing sale price of the Company’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Company; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes. Following the payment of dividends on March 16, 2015, the conversion rate is 95.5173 common shares per $1,000 principal amount of notes, which represents a conversion price of approximately $10.47 per common share.

CONTRACTUAL OBLIGATIONS

A summary of the Company’s contractual obligations at March 31, 2015 is as follows:

(in thousands)

	Total	Less than 1 year	1 – 3 years	3 – 4 years	4 – 5 years	Greater than 5 years

Trade payables and accrued liabilities	$41,514	$41,514	$-	$-	$-	$-
Debt	438,223	12,479	49,712	24,413	24,413	327,206
Equipment financing obligations	19,477	6,716	9,021	2,969	771	-
Future purchase commitments	10,518	10,518	-	-	-	-
Total	$509,732	$71,227	$58,733	$27,382	$25,184	$327,206

At March 31, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. Refer to the Financial Instruments section below for further discussion.

OUTSTANDING SHARE DATA

The Company’s share capital was comprised of the following as at March 31, 2015:

	March 31, 2015	December 31, 2014
Authorized:
Unlimited number of common shares
Issued:
Common shares	253,488,335	249,648,617

14

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the common shares, stock options, deferred share units, performance share units, and restricted share units outstanding as at the date of this MD&A:

May 6, 2015
Common shares	281,672,666
Stock options	12,944,582
Deferred share units	322,131
Performance share units	570,005
Restricted share units	755,712
296,265,096

In addition, the Company had outstanding convertible notes with an implied conversion price of $10.47 per share that could result in the issuance of up to 61,704 common shares.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.

As at March 31, 2015, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. The details of these option contracts for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:

			Local	Local currency	Local currency	Call option	Put option
Period covered		Contract	Currency	per month	total	per USD	per USD
1-Apr-15	31-Dec-15	Collar	CAD	7,500	67,500	1.1111	1.2246
1-Apr-15	31-Dec-15	Collar	MXN	30,000	270,000	14.00	15.71

The fair value of these contracts was a liability of $2.8 million at March 31, 2015 (December 31, 2014 – liability of $0.5 million). During the three months ended March 31, 2015, the Company made payments of $0.5 million on option contracts settled during the period, and recognized unrealized losses of $2.4 million on option contracts outstanding at March 31, 2015 in other income / (loss) within the Condensed Consolidated Statements of Operations for the three months ended March 31, 2015.

TRANSACTIONS WITH RELATED PARTIES

The Company utilizes a Mexican corporation, Caborca Industrial S.A. de C.V. (“Caborca Industrial”), for mining support services at the El Chanate mine, including the payment of mining salaries and related costs. Caborca Industrial is 100% owned by the Company’s Chief Executive Officer and Chief Operating Officer, and is consolidated in accordance with IFRS 10, Consolidated Financial Statements. The Company’s Chief Executive Officer and Chief Operating Officer receive no financial benefits as a result of their ownership of this entity.

Other than as discussed in the paragraph above, no director, senior officer, principal holder of securities or any associate or affiliate thereof of the Company has any interest, directly or indirectly, in material transactions with the Company or any of its direct or indirect wholly-owned subsidiaries.

The Company has a joint venture interest in the Orion exploration project, located in Nayarit, Mexico. Nayarit Gold de Mexico, S.A. de C.V., a company with ownership of this project, is 50% owned by the Company and 50% owned by Minera Frisco, S.A.B. de C.V., and is accounted for as a jointly-controlled entity. The Company provides management services and may, from time to time, contribute cash or other assets to the jointly-controlled entity. At March 31, 2015, the Company had a receivable from the jointly-controlled entity of $2.1 million (December 31, 2014 - $2.1 million).

In 2014, the Company completed a private placement with Carlisle Goldfields Limited (“Carlisle”) in which the Company invested CAD $5.6 million in exchange for 19.9% of the outstanding common shares of Carlisle. In conjunction with the private placement, the Company entered into an agreement on November 11, 2014 with respect to Carlisle’s Lynn Lake Gold Camp. Under the agreement, the Company has acquired a 25% interest in the Lynn Lake Project and can earn up to a 60% interest by funding CAD $20.0 million on the project over a three-year period and delivering a feasibility study within that time period. The Company is managing exploration and technical work related to a future feasibility study on the Lynn Lake Project. At March 31, 2015, the Company has included an advance of $0.7 million (December 31, 2014 - $0.8 million) in other long-term assets which relates to ongoing work on the Lynn Lake Project.

15

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

EVENTS AFTER THE REPORTING PERIOD

(a)	Declaration of dividend

On May 6, 2015, the Company’s Board of Directors approved a dividend of $0.01 per share, payable to shareholders of record on May 19, 2015.

(b)	Merger with Alamos and Private Placement

See “Proposed Merger with Alamos” on page 4.

NON-GAAP MEASURES

The Company has included various non-GAAP measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, management, analysts and investors use this information to evaluate the Company’s operating and economic performance. However, these non-GAAP measures do not have any standardized meaning, and should not be considered in isolation from or as a substitute for performance measures prepared in accordance with GAAP. Other companies may calculate these measures differently.

CASH COST PER OUNCE CALCULATION

Cash cost per ounce is a non-GAAP performance measure that management uses to better assess the Company’s performance for the current period and its expected performance in the future. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this measure to evaluate the Company’s performance and cash generating capabilities. This measure is calculated by adjusting production and refining costs as recorded in the Company’s consolidated financial statements for by-product revenues and NRV adjustments, production costs associated with acquisition-date fair value adjustments, and production costs associated with NRV adjustments. The calculation of cash costs per gold ounce measures the benefit of any by-product silver that is produced in conjunction with gold as a credit against the cost of producing gold. A number of other gold producers present their costs net of the contribution from silver and other non-gold by-product sales. The Company believes that presenting this measure on this basis allows management, analysts and investors to better assess performance against other gold producers, and to better understand the importance of non-gold revenue on the Company’s cost structure.

The following provides a reconciliation of cash cost per ounce to the consolidated financial statements:

(in thousands, except ounces and cash cost per gold ounce)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Production costs	$37,712	$47,893
Refining costs	$190	$140
Inventory and other adjustments(1)	$(136)	$(185)
Total cash costs	$37,766	$47,848
Divided by gold equivalent ounces sold(2)	53,760	54,711
Total cash cost per gold equivalent ounce sold	$702	$875
Total cash costs (per above)	$37,766	$47,848
By-product revenues(3)	$(809)	$(832)
Total cash costs, net of by-product revenues	$36,957	$47,016
Divided by gold ounces sold	53,095	54,070
Total cash cost per gold ounce sold, net of by-product revenues	$696	$870
(1)	Inventory and other adjustments include amortization of the inventory fair value adjustments relating to the El Chanate purchase price allocations.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to gold equivalent based on the ratio of the realized sales prices of the commodities.
(3)

By-product revenue is defined as the revenue from a secondary metal or mineral that is recovered during processing, and is included in revenue from mining operations in the Company's financial statements. The total by-product silver revenues adjustments for the three months ended March 31, 2015 and 2014 were as follows:

El Chanate	$(574)	$(699)
Young-Davidson	$(235)	$(133)
	$(809)	$(832)

16

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

ALL-IN SUSTAINING COST PER OUNCE CALCULATION

All-in sustaining cost per ounce is a non-GAAP performance measure developed by the World Gold Council that reflects all of the expenditures that are required to produce an ounce of gold from current operations. The World Gold Council is a non-regulatory, non-profit, market development organization that was established in 1987 whose members include global senior mining companies. The Company is not a member of the World Gold Council, and was not involved in the development of the all-in sustaining cost measure. However, the Company believes that this measure will be useful to external users in assessing operating performance and the ability to generate free cash flow from current operations. This measure uses cash costs per ounce as its basis, and also includes sustaining capital expenditures, general and administrative expenses, sustaining exploration and evaluation costs, and accretion and depletion of reclamation provisions at operating sites. As this measure seeks to reflect the full cost of producing gold at current operations, it excludes capital expenditures to develop new operations and to materially enhance production or reserves at existing operations. Certain other cash expenditures, including tax payments, increases in inventory, dividends and other financing costs, are also excluded.

The following provides a reconciliation of all-in sustaining cost per ounce to the consolidated financial statements:

(in thousands, except ounces and all-in sustaining cost per gold ounce)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Total cash costs, net of by-product revenues (see above)	$36,957	$47,016
General and administrative	$4,750	$9,256
Sustaining capital expenditures(1)	$16,056	$18,579
Accretion and depletion of reclamation provisions	$271	$299
Total all-in sustaining costs, net of by-product revenues	$58,034	$75,150
Divided by gold ounces sold	53,095	54,070
All-in sustaining cost per gold ounce sold, net of by-product revenues	$1,093	$1,390
(1)

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the three months ended March 31, 2015 and 2014 is calculated as follows:

Capital expenditures per cash flow statement	$35,171	$55,612
Less: Young-Davidson non-sustaining capital	$(15,087)	$(34,422)
Less: El Chanate non-sustaining capital	$(176)	$(672)
Less: Corporate and other non-sustaining capital	$(3,852)	$(1,939)
	$16,056	$18,579

Non-sustaining capital expenditures include Young-Davidson mine development that is considered to be growth, expenditures associated with sinking the MCM shaft, additional equipment and infrastructure as the Company continues to ramp up production at Young-Davidson, and exploration expenditures at El Chanate, Kemess, and Lynn Lake.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (“EBITDA”)

EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

The following is a reconciliation of EBITDA to the consolidated financial statements:

(in thousands)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Net loss	$(35,258)	$(28,891)
Add back:
Finance costs	$5,816	$2,017
Amortization and depletion	$21,585	$28,593
Amortization included in other income / (loss)	$310	$-
Deferred income tax expense / (recovery)	$28,314	$(3,811)
Current income tax expense	$419	$193
EBITDA	$21,186	$(1,899)

17

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

NET FREE CASH FLOW

Net free cash flow represents an indication of the Company’s continuing capacity to generate cash flow from operations, comprising cash flows from operating activities net of total capital expenditures. It does not necessarily represent the cash flow in the period available for management to use at its discretion, which may be affected by other sources and non-discretionary uses of cash.

The following is a reconciliation of net free cash flow to the consolidated financial statements:

(in thousands)

	Quarter Ended	Quarter Ended
	March 31	March 31
	2015	2014
Operating cash flow	$14,032	$24,491
Less: Capital expenditures	$(35,171)	$(55,612)
Net free cash flow	$(21,139)	$(31,121)

RISKS AND UNCERTAINTIES

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Other than as described below, there were no changes in the Company’s exposure to risks and other uncertainties, including those related to the mining industry in general or as described in the Company’s annual information form for the year ended December 31, 2014, during the first three months of 2015.

THE ARRANGEMENT AGREEMENT MAY BE TERMINATED

Each of the Company and Alamos has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can the Company provide any assurance, that the Arrangement will not be terminated by either the Company or Alamos before the completion of the Arrangement. For instance, the Company and Alamos have the right, in certain circumstances, to terminate the Arrangement Agreement if changes occur that have a material adverse effect. There is no assurance that a material adverse effect will not occur before the effective date of the Arrangement, in which case the Company and/or Alamos could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could materially negatively impact the price of the Company’s shares.

In addition, there can be no certainty that all conditions precedent to the Arrangement will be satisfied or waived, nor can there be any certainty of the timing of their satisfaction or waiver. The completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of Alamos and the Company, including the approval of the Alamos shareholders and the Company’s shareholders. There is no certainty, nor can the Company provide any assurance, that these conditions will be satisfied. If for any reason the Arrangement is not completed, the market price of the Company’s shares may be adversely affected. Moreover, a substantial delay in obtaining satisfactory approvals could adversely affect the business, financial condition, prospects or results of operations of the Company or result in the Arrangement not being completed.

Various costs related to the Arrangement, such as legal, accounting and certain other fees, will have to be paid by the Company even if the Arrangement is not completed. Further, under the Arrangement Agreement, the Company will be required to pay a non-completion fee in the event that the Arrangement is terminated in certain circumstances, some of which are related to a possible alternative transaction to the Arrangement. Moreover, if the Company is required to pay the applicable non-completion fee under the Arrangement Agreement and the Company does not enter into or complete an alternative transaction, the Company’s financial condition, as the case may be, will be materially adversely affected.

POSSIBLE FAILURE TO REALIZE ANTICIPATED BENEFITS OF THE ARRANGEMENT

The Company anticipates that completion of the Arrangement will strengthen the position of MergeCo in the mining industry and create the opportunity to realize certain benefits. Achieving the anticipated benefits of the Arrangement depends on MergeCo’s ability to realize anticipated growth opportunities and synergies. There can be no assurance; however, that the anticipated benefits of the Arrangement will materialize. It is possible that both known and unknown risks and uncertainties will arise and become material to such an extent that some or all of the anticipated benefits of the Arrangement will never materialize or will be nullified.

As part of its strategy, MergeCo may look to develop new projects and will have an expanded portfolio of such projects as a result of the combination of the Company and Alamos. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

18

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING ESTIMATES, POLICIES AND CHANGES

ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company’s condensed consolidated financial statements for the three months ended March 31, 2015 are consistent with those applied and disclosed in the Company’s Consolidated Financial Statements for the year ended December 31, 2014. For details of these estimates and judgments please refer to the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2014, which are available on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

ACCOUNTING POLICIES AND CHANGES

The accounting policies applied in the condensed consolidated financial statements for three months ended March 31, 2015 are consistent with those used in the Company’s Consolidated Financial Statements for the year ended December 31, 2014, with the exception of the following accounting policy adopted on January 1, 2015:

Amendments to IAS 19, Employee Benefits, clarify requirements in relation to contributions by employees and third parties. In addition, these amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service. These amendments do not impact the Company’s condensed consolidated financial statements as there are no defined benefit obligations.

STANDARDS ISSUED BUT NOT YET ADOPTED

For the purposes of preparing and presenting the Company’s condensed consolidated interim financial statements, the Company has adopted all applicable standards and interpretations issued other than those discussed below. These standards have not been adopted because they are not effective for the Company until subsequent to December 31, 2015. Standards and interpretations issued, but not yet adopted include:

Effective for the Company
Amendments to IAS 1, Presentation of Financial Statements	January 1, 2016
Amendments to IAS 16, Property, Plant and Equipment	January 1, 2016
Amendments to IAS 28, Investments in Associates and Joint Ventures	January 1, 2016
Amendments to IAS 38, Intangibles	January 1, 2016
Amendments to IFRS 10, Consolidated Financial Statements	January 1, 2016
Amendments to IFRS 11, Joint Arrangements	January 1, 2016
IFRS 15, Revenue from Contracts with Customers	January 1, 2017
IFRS 9, Financial Instruments	January 1, 2018

In December 2014, the IASB issued amendments to IAS 1, Presentation of Financial Statements. These amendments clarify materiality guidance, aggregation and disaggregation of items in the statement of financial position, aggregation of an entity’s share of other comprehensive income of equity-accounted associates and joint ventures, and guidance on ordering of financial statement notes. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IASB issued amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangibles. These amendments prohibit the use of revenue-based depreciation methods for property, plant and equipment and limit the use of revenue-based amortization for intangible assets. These amendments are effective for annual periods beginning on or after January 1, 2016 and are to be applied prospectively. These amendments are not anticipated to impact the Company’s consolidated financial statements as revenue-based depreciation or amortization methods are not used.

In September 2014, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, and IFRS 10, Consolidated Financial Statements. These amendments address a conflict between IAS 28 and IFRS 10 and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. These amendments are effective for annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

In May 2014, the IAS issued amendments to IFRS 11, Joint Arrangements. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application being permitted. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

19

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers. The standard replaces IAS 11, Construction Contracts; IAS 18, Revenue; IFRIC 13, Customer Loyalty Programmes; IFRIC 15, Agreements for the Construction of Real Estate; IFRIC 18, Transfer of Assets from Customers; and SIC 31, Revenue – Barter Transactions Involving Advertising Services. This standard establishes principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contract with customers. This standard is effective for annual periods beginning on or after January 1, 2017, and permits early adoption. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

In July 2014, the IASB issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard provides a new model for the classification and measurement of financial instruments. The IASB has determined the revised effective date for IFRS 9 will be for annual periods beginning on or after January 1, 2018. The Company will evaluate the impact of the change to the consolidated financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

CONTROLS AND PROCEDURES

At the end of the first quarter of 2015, an evaluation was carried out under the supervision of and with participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the design of disclosure controls and procedures and internal controls over financial reporting. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures and internal controls over financial reporting are effectively designed as of March 31, 2015, the end of the period covered by this report.

There were no significant changes in the Company’s internal control over financial reporting that occurred during the three months ended March 31, 2015, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUMMARY OF QUARTERLY FINANCIAL AND OPERATING RESULTS

(in thousands, except ounces, per share amounts, average realized prices, all-in sustaining costs and cash costs)

	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013
Gold ounces produced	54,027	56,583	57,037	56,198	54,214	46,017	38,456	38,186
Gold ounces sold	53,095	58,649	56,970	58,277	54,070	39,855	40,185	41,540
Average realized gold price	$1,216	$1,202	$1,280	$1,283	$1,297	$1,257	$1,332	$1,369
Cash costs per gold ounce, net of by-product revenues and NRV adjustments(1)(3)	$696	$746	$706	$801	$870	$771	$628	$655
Cash costs per gold ounce, net of by-product revenues(1)(3)	$696	$935	$784	$801	$870	$1,284	$497	$848
All-in sustaining costs per gold ounce, sold, net of by-product revenues and NRV adjustments(1)	$1,093	$1,129	$1,101	$1,191	$1,390	$1,232	$1,210	$1,189
All-in sustaining costs per gold ounce, sold, net of by-product revenues(1)	$1,093	$1,317	$1,179	$1,191	$1,390	$1,807	$1,087	$1,382
Revenue from mining operations	$65,359	$71,194	$73,505	$75,530	$70,953	$50,782	$54,304	$57,660
Production costs(2)	$37,712	$57,262	$45,463	$48,691	$47,893	$59,972	$21,079	$39,055
(Loss) / earnings from operations	$(2,491)	$(115,011)	$(7,337)	$(16,293)	$(16,064)	$(104,158)	12,230	$(103,674)
Net (loss) / earnings	$(35,258)	$(108,259)	$(15,722)	$(16,776)	$(28,891)	$(106,412)	$14,859	$(103,491)
Net (loss) / earnings per share	$(0.14)	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.06	$(0.42)
Net (loss) / earnings per share, diluted	$(0.14)	$(0.43)	$(0.06)	$(0.07)	$(0.12)	$(0.43)	$0.04	$(0.42)
Earnings before interest, taxes, depreciation and amortization	$21,186	$(87,309)	$22,344	$22,904	$(1,899)	$(80,069)	$28,637	$(91,432)
Operating cash flow	$14,032	$28,486	$2,788	$4,649	$24,491	$11,954	$24,338	$13,875
Net free cash flow(1)	$(21,139)	$(12,938)	$(47,889)	$(36,467)	$(31,121)	$(51,618)	$(55,734)	$(46,399)
(1)	See the Non-GAAP Measures section on page 16.
(2)	Production costs do not include amortization and depletion or refining costs.
(3)	Gold ounces includes ounces sold at the El Chanate mine. For the Young-Davidson mine, gold ounces includes ounces sold in 2015 and 2014, and ounces produced in 2013.

20

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

CAUTIONARY NOTE TO U.S. INVESTORS

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources: This MD&A uses the terms "measured", "indicated" or "inferred” resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors Concerning International Financial Reporting Standards: The condensed consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (see note 2 to the unaudited condensed consolidated financial statements for the three months ended March 31, 2015). These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected increases in underground activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cashflows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected mill production rates and use of the stockpile inventory, expected mill recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson and El Chanate mines may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Kemess Underground project; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company, as well as those factors discussed under “Risk Factors” in the Company’s most recent Annual Information Form.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; ability to procure equipment and supplies and on a timely basis; the timing of the receipt of permits and other approvals for projects and operations; the ability to attract and retain skilled employees and contractors for the operations; the accuracy of reserve and resource estimates; the impact of changes in currency exchange rates on costs and results; interest rates; taxation; and ongoing relations with employees and business partners.

In particular, forward-looking information included in this document includes, but is not limited to: (1) production estimates and production growth rates, which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance, labour and contractor availability; (2) capital expenditures and other cash costs, which assume foreign exchange rates and accuracy of production estimates, and may be impacted by unexpected maintenance,

21

2015 FIRST QUARTER MANAGEMENT’S DISCUSSION AND ANALYSIS

the need to hire external resources and accelerated capital plans; (3) profits and free cash flow, which assume production and expenditure estimates and may be impacted by gold prices, production estimates, and the timing of payments, (4) reserves and resources which are forward looking statements by their nature involving implied assessment, and may be impacted by metal prices, future drilling results, operating costs, mining recoveries and dilution rates, and (5) the proposed merger with Alamos, which is subject to shareholder and other applicable regulatory approvals, and satisfaction of other customary conditions.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. For additional detail regarding risk factors affecting the Company, refer to the Company’s Annual Information Form for the year ended December 31, 2014.

22